Exhibit 99.1

INVESTOR

NEWS

Second quarter/half year 2016

August 1, 2016

Fresenius Medical Care posts accelerated earnings growth in the 2nd quarter

•                  Group revenue +5% (+7% at constant currency) driven by strong results in health care services

•                  Considerable net income growth of 22%, supported by lower costs for health care supplies and Global Efficiency Program

•                  Strong operating performance in North America: revenue +8%, operating income (EBIT) +20%

•                  Care Coordination maintains significant revenue growth (+21%) and continues to invest in infrastructure

•                  Fresenius Medical Care on track to achieve full year guidance

Key figures — second quarter/first half 2016:

	Second quarter	Growth yoy	First half	Growth yoy
Net revenue	$4,420 million	+5%	$8,626 million	+6%
Operating income (EBIT)	$641 million	+17%	$1,181 million	+12%
Net income(1)	$294 million	+22%	$522 million	+16%
Basic earnings per share	$0.96	+22%	$1.71	+15%

“Following a solid start to the year, we have accelerated our growth in the second quarter”, said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “Our strong earnings growth demonstrates our ability to further improve our cost base and the success of our Global Efficiency Program. I am extremely pleased with our excellent operational performance in the core dialysis services business. Care Coordination maintains strong topline growth and we continue to invest in the infrastructure of this business. Despite unfavorable foreign currency developments and continuous cost pressure, we are confident we will achieve our full year guidance.”

Revenue & earnings

Net revenue for the second quarter improved by 5% and reached $4,420 million (+7% at constant currency), driven by very good health care services revenue growth, in North America. Health care services revenue increased by 7% to $3,571 million, mainly due to organic revenue growth. Dialysis products revenue decreased by 1% to $849 million in the second quarter, impacted by negative currency developments (+2% at constant currency) and compared to an exceptionally strong performance in the previous year’s second quarter. The

(1)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA revenue increase at constant exchange rates was driven by higher sales of dialyzers and machines.

Net revenue in the first half of 2016 increased by 6% (health care services revenue +7%/+9% at constant currency; dialysis products revenue +1%/+4% at constant currency).

In the second quarter, operating income (EBIT) increased by 17% to $641 million. The operating income margin increased to 14.5%, due to strong operating performance across all segments. The increase in North America was supported by lower costs for health care supplies and a favorable impact from higher volume with commercial payors. This was partially offset by higher personnel expenses related to dialysis services in the North America segment. The increase in the Asia-Pacific segment was driven by favorable exchange rate effects and higher business growth.

For the first half of 2016, operating income (EBIT) increased by 12% to $1,181 million.

Net interest expense in the second quarter remained at the previous year’s level ($102 million). For the first half of 2016, net interest expense increased by 2% to $208 million.

Income tax expense increased to $169 million in the second quarter. This translates into an effective tax rate of 31.3%, an increase of 90 basis points compared to Q2 2015 (30.4%). This increase was mainly driven by a relative to income before taxes lower increase of tax-free income attributable to noncontrolling interests.

For the first half of 2016, tax expense increased to $306 million, translating into an effective tax rate of 31.5% (-70 basis points).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 22% to $294 million in the second quarter, mainly driven by the strong performance of the North America segment. Based on approximately 305.5 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) increased accordingly to $0.96 (+22%), compared to $0.79 in the previous year’s second quarter.

For the first half of 2016, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increasead by 16% to $522 million.

Segment development

In the second quarter, North America revenue increased by 8% to $3,168 million (72% of total revenue). Health care services revenue grew by 8% to $2,938 million, of which Care Coordination contributed $564 million (+21%) supported by considerable organic revenue growth of 17%. Dialysis care revenue contributed $2,374 million (+5%), driven by growth in dialysis treatments and increases in revenue per treatment. Dialysis products revenue grew by 2% to $230 million, due to increased product sales (especially machines and dialyzers). Operating income in North America came in at $513 million (+20%). The substantially improved operating income margin of 16.2% (+170 basis points) was attributable to lower costs for health care supplies, a favorable impact from commercial payors, lower legal expenses and increased income from equity method investees. This was partially offset by higher personnel expenses related to dialysis services and a lower margin in Care Coordination. The margin decrease in Care Coordination was driven by increased costs for hospitalist and intensivist services due to further infrastructure development, partially offset by one-time gains from the endovascular and cardiovascular services business.

For the first half of 2016, North America revenue increased by 9% to $6,212 million. Operating income increased by 24% to $949 million.

EMEA revenue increased by 1% to $676 million in the second quarter of 2016 (+3% at constant currency). Health care services revenue for the EMEA segment increased by 7% (+9% at constant currency) to $331 million. This was the result of contributions from acquisitions (7%) and organic revenue growth (3%), partially offset by the negative effect of exchange rate fluctuations (2%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 9% in the second quarter. Dialysis products revenue decreased by 4% (-3% at constant currency) to $345 million. The decrease was driven by lower sales of dialyzers, machines, renal pharmaceuticals and bloodlines, partially offset by higher sales of products for acute care treatments and peritoneal dialysis products. Operating income in the EMEA segment increased by 4% to $139 million in the second quarter, due to favorable foreign exchange effects and a positive impact from manufacturing, driven by higher volumes and production efficiencies. The operating income margin increased to 20.6% (+50 basis points).

For the first half of 2016, EMEA revenue increased by 1% to $1,307 million and operating income decreased by 2% to $269 million.

Asia-Pacific revenue grew by 5% (+6% at constant currency) to $397 million in the second quarter. The region recorded $177 million in health care services revenue, based on an increase of 4% in dialysis treatments. With a 4% growth in revenue to $220 million (+9% at constant currency), the product business showed a very good sales performance across the entire dialysis products range. Operating income showed a strong increase (+12%) to $75 million. The operating income margin increased to 18.9% (+110 basis points). This was driven by favorable foreign currency effects and the positive underlying business performance, in particular in China and India.

For the first half of 2016, Asia-Pacific revenue grew by 6% to $771 million (+8% at constant currency) and operating income decreased by 8% to $140 million.

Latin America delivered revenue of $175 million, a decrease of 14% and an improvement of 9% at constant currency. Health care services revenue decreased by 17% to $125 million (+9% at constant currency) as a result of negative foreign currency effects and the effect of closed or sold clinics (mainly in Venezuela). Dialysis treatments decreased accordingly by 7% in the second quarter. This was partially offset by the strong organic revenue growth of 19%. Dialysis products revenue decreased by 5% to $50 million (+8% at constant currency). The 8% increase at constant currency was driven by higher sales of dialyzers, hemodialysis solutions and concentrates, machines and bloodlines, partially offset by lower sales of peritoneal dialysis products. Operating income came in at $16 million (+4%) with the operating margin increasing to 9.3%. The margin increase was primarily driven by favorable foreign exchange effects.

For the first half of 2016, Latin America revenue decreased by 18% to $328 million (+7% at constant currency) and operating income decreased by 19% to $27 million.

Cash flow

In the second quarter of 2016, the company generated $678 million in net cash provided by operating activities, representing 15.3% of revenue ($385 million in Q2 2015). The strong increase was primarily driven by an adjustment during the first quarter which impacted invoicing and was largely resolved during the second quarter. In addition, the timing of working capital items and higher earnings had a positive effect on cash flow. These effects were partially offset by higher income tax payments. The number of DSO (days sales outstanding) came in at 70 days, a reduction of 4 days compared to the first quarter of 2016.

In the first half of 2016, the company generated net cash provided by operating activities of $857 million, representing 9.9% of revenue.

Employees

As of June 30, 2016, Fresenius Medical Care had 106,556 employees (full-time equivalents) worldwide, compared to 102,893 employees at the end of June 2015. This increase was attributable to our continued organic growth.

Recent events: 6008 CAREsystem

In May 2016, Fresenius Medical Care launched the 6008 CAREsystem, a new innovative hemodialysis therapy system enabling better care for chronic patients. To enable significantly reduced complexity in therapy delivery, the system uses a new, all-in-one disposable with completely pre-connected bloodlines for all treatment modalities. More than 150,000 treatments have already been performed with the system.

Outlook 2016 confirmed

Based on the positive business development in the first half of 2016, Fresenius Medical Care confirms its full year outlook 2016. The company expects a currency-adjusted revenue growth between +7% and +10% for 2016. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by +15% to +20% over the previous year.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter/first half 2016 on Tuesday, August 2, 2016 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the second quarter/first half 2016.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,504 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 301,548 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended June 30			Six months ended June 30
in US$ million, except share data, unaudited	2016	2015	Change	2016	2015	Change

Health Care revenue	3,697	3,454	7.0%	7,222	6,743	7.1%
Less: patient service bad debt provision	126	109	15.2%	236	216	9.5%
Net Health Care revenue	3,571	3,345	6.8%	6,985	6,527	7.0%
Dialysis products revenue	849	854	-0.5%	1,641	1,632	0.6%
Total net revenue	4,420	4,199	5.3%	8,626	8,159	5.7%

Costs of revenue	3,021	2,902	4.2%	5,910	5,678	4.1%
Gross profit	1,399	1,297	7.8%	2,716	2,481	9.5%
Selling, general and administrative	732	723	1.3%	1,491	1,378	8.2%
Research and development	39	34	12.4%	76	65	16.5%
Income from equity method investees	(13)	(7)	98.2%	(32)	(13)	146.5%
Operating income (EBIT)	641	547	17.2%	1,181	1,051	12.4%

Interest income	(17)	(13)	32.2%	(28)	(73)	-61.0%
Interest expense	119	115	4.2%	236	277	-14.8%
Interest expense, net	102	102	0.5%	208	204	1.8%
Income before taxes	539	445	21.0%	973	847	14.9%
Income tax expense	169	135	24.4%	306	273	12.2%
Net income	370	310	19.6%	667	574	16.2%
Less: Net income attributable to noncontrolling interests	76	69	10.7%	145	124	17.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	294	241	22.1%	522	450	15.9%

Operating income (EBIT)	641	547	17.2%	1,181	1,051	12.4%
Depreciation and amortization	194	181	7.3%	376	357	5.4%
EBITDA	835	728	14.8%	1,557	1,408	10.6%
EBITDA margin	18.9%	17.3%		18.1%	17.3%

Weighted average number of shares	305,507,271	304,172,400		305,416,228	303,929,089

Basic earnings per share	$0.96	$0.79	21.6%	$1.71	$1.48	15.3%
Basic earnings per ADS	$0.48	$0.40	21.6%	$0.85	$0.74	15.3%

In percent of revenue
Costs of revenue	68.4%	69.1%		68.5%	69.6%
Gross profit	31.6%	30.9%		31.5%	30.4%
Operating income (EBIT)	14.5%	13.0%		13.7%	12.9%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.6%	5.7%		6.1%	5.5%

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

Published by

Fresenius Medical Care AG & Co. KGaA

Investor Relations

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